EXHIBIT 12

TRANSAMERICA FINANCE CORPORATION SUPPLEMENTARY FINANCIAL INFORMATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2002	2001	2000	1999	1998
	(Dollar amounts in millions)
Fixed charges:
Interest and debt expense	$244.0	$441.2	$601.6	$454.6	$382.2
One-third of rent expense	23.5	26.1	26.5	27.5	27.5

	$267.5	$467.3	$628.1	$482.1	$409.7

Earnings:
Income from continuing
operations before income taxes (1)	$146.0	$103.2	$55.0	$317.2	$306.6
Fixed charges	267.5	467.3	628.1	482.1	409.7

	$413.5	$570.5	$683.1	$799.3	$716.3

Ratio of earnings to fixed charges	1.55	1.22	1.09	1.66	1.75

(1)	The ratios were computed by dividing income from continuing operations before income taxes and fixed charges, by fixed charges. Fixed charges consist of interest and debt expense and one-third of rent expense, which approximates the interest factor.